

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3030

March 11, 2010

VIA U.S. MAIL

David Duquette
Chief Executive Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

 **Re:** **New Century Companies, Inc.**
 **Form 10-KSB for the year ended December 31, 2007**
 **Form 10-K for the year ended December 31, 2008**
 **File No. 000-09459**

Dear Mr. Duquette:

 We have completed our review of your Forms 10-K and 10-KSB and related filings and do not, at this time, have any further comments.

 Sincerely,

 Jeff Jaramillo
 Accounting Branch Chief